June 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jessica Dickerson, Franklin Wyman, Kevin Vaughn, Tim Buchmiller

Re:	Alumis Inc.
Registration Statement on Form S-1
File No. 333-280068

Acceleration Request
Requested Date: June 27, 2024
Requested Time: 4:00 p.m., Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Morgan Stanley & Co. LLC, Leerink Partners LLC, Cantor Fitzgerald & Co. and Guggenheim Securities, LLC, as representatives of the several underwriters, hereby join Alumis Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-280068) (the “Registration Statement”) to become effective on June 27, 2024, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
LEERINK PARTNERS LLC
CANTOR FITZGERALD & CO.
GUGGENHEIM SECURITIES, LLC
As representatives of the Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Chirag D. Surti

Name: Chirag D. Surti
Title: Executive Director

Leerink Partners LLC

By:	/s/ Dan Dubin, M.D.
Name: Dan Dubin, M.D.
Title: Vice Chairman, Global Co-Head of Healthcare Investment Banking

Cantor Fitzgerald & Co.

By:	/s/ Jason Fenton
Name: Jason Fenton
Title: Global Co-Head of ECM

Guggenheim Securities, LLC

By:	/s/ Jordan Bliss
Name: Jordan Bliss
Title: Senior Managing Director

cc:	Roy Hardiman, Chief Business and Legal Officer, Alumis Inc.
Sara Klein, General Counsel, Alumis Inc.
David Peinsipp, Cooley LLP
Kristin VanderPas, Cooley LLP
B. Shayne Kennedy, Latham & Watkins LLP
J. Ross McAloon, Latham & Watkins LLP

[Signature Page to Acceleration Request]